

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Mohammed Ansari
Chief Executive Officer
Berenson Acquisition Corp. I
667 Madison Avenue, 18th Floor
New York, NY 10065

> **Re: Berenson Acquisition Corp. I**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-40843**

Dear Mohammed Ansari:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction